Issuer Free Writing Prospectus	Filed pursuant to Rule 433
Dated November 16, 2010	Registration Statement No. 333-170375

SCORPIO TANKERS INC.

ISSUER FREE WRITING PROSPECTUS

PRESS RELEASE

Set forth herein is a copy of the press release issued by Scorpio Tankers Inc. on November 16, 2010.

Scorpio Tankers Inc. Prices Public Offering of its Common Stock

MONACO – (Marketwire) - November 16, 2010 — Scorpio Tankers Inc. (NYSE: STNG) (the “Company” or “Scorpio Tankers”) announced today that it has priced its public offering of 4,575,000 shares of its common stock, par value $0.01 per share, at $9.80 per share. Of this public offering amount, the full 100,000 shares reserved by the underwriters for officers, directors and affiliates pursuant to their directed share program are expected to be issued as follows: 76,530 shares to Mr. Robert Bugbee, a Director and President of the Company; 10,000 shares to Mr. Cameron Mackey, Chief Operating Officer of the Company; 7,470 shares to Mr. Brian Lee, Chief Financial Officer of the Company and 6,000 shares to Mr. Donald Trauscht, a Director of the Company. In addition, 510,204 shares are expected to be issued at the public offering price in a concurrent private placement to a member of the Lolli-Ghetti family, of which the Company’s Chief Executive Officer, Emanuele Lauro, is a member. The proceeds of the offering and concurrent private placement are expected to be used, after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with the Company’s acquisition strategy.

The offering is expected to close on November 22, 2010. The underwriters have a 30-day option to purchase up to an additional 686,250 shares of common stock to cover over-allotments, if any. Scorpio Tankers’ common stock trades on the New York Stock Exchange under the symbol “STNG.”

Morgan Stanley & Co. Incorporated is acting as the sole bookrunning manager and Fearnley Fonds ASA, Dahlman Rose & Company, LLC, Lazard Capital Markets LLC, Knight Capital Markets LLC and DVB Capital Markets LLC are acting as co-managers in the offering.

Copies of the final prospectus may be obtained from Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or by calling 1-866-718-1649 or by e-mailing prospectus@morganstanley.com.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at (866) 718-1649.

You may also access the issuer’s most recent preliminary prospectus dated November 15, 2010 included in Amendment No. 1 to the registration statement on Form F-1 through the following link:

http://www.sec.gov/Archives/edgar/data/1483934/000119312510261165/df1a.htm.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.1 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation

Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, our dependence on third-party managers, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, environmental damage, acts of terrorism, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.

212-542-1616